Equity LifeStyle Properties, Inc. Two North Riverside Plaza Chicago, Illinois 60606 (312) 279-1400 Fax (312) 279-1710 www.equitylifestyle.com

April 27, 2012

VIA EDGAR AND FEDEX

Ms. Cicely LaMothe

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Equity Lifestyle Properties, Inc. Form 10-K for the year ended
December 31, 2011 File No. 1-11718

Dear Ms. LaMothe:

The following is the response of Equity LifeStyle Properties, Inc. (the “Company,” “we,” or “our”) to the comments made by the staff of the United States Securities and Exchange Commission (the “Staff”) in your letter to Ms. Marguerite Nader dated April 5, 2012.

Form 10-K for the year ending December 31, 2011

General

Comment 1:	We note that several of your California properties have been impacted by rent control regulations. In future Exchange Act periodic reports, please provide expanded disclosure regarding the regions that have theses types of regulations, the potential impact of these regulations, and the number of properties in each region that could be affected. Alternatively, please explain to us why you believe such disclosure is not material.

Response:	Nineteen of our 49 California properties and one of our five Massachusetts properties are affected by local rent control regulations. The impact of the rent control ordinances is to limit our ability to implement rent increases based on prevailing market conditions. The ordinances generally provide the ability to increase rates by a fraction of the increase in the Consumer Price Index (“CPI”). The limit on rent increases may range from 60% to 100% of CPI with certain maximum limits depending on the jurisdiction.

In future Exchange Act periodic reports, commencing with our Form 10-Q for the quarterly period ending March 31, 2012, we will expand our disclosure to provide the information above regarding the regions that have these types of regulations, their potential impact, and the number of properties in each region that are affected.

Equity LifeStyle Properties, Inc. Two North Riverside Plaza Chicago, Illinois 60606 (312) 279-1400 Fax (312) 279-1710 www.equitylifestyle.com

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 41

Comment 2:	We note your tabular presentation of income from property, home sales and rental operations differs from the net income from operations data disclosed in your segment footnote. Please explain the usefulness of both measures and how an investor should use the operations data in your MD&A in understanding your business given it is calculated on a different basis from the operating data used by the chief operating decision maker as noted on page F-49.

Response:	Our MD&A discussions of income from property operations, income from home sales operations and other, and income from rental operations exclude deferrals and other revenue and expense categories not directly related to operations. In addition, the MD&A presentation of income from rental operations includes community base rental income associated with the sites occupied by rental homes which are included in the property operations segment in the segment footnote. The home rental program has grown over the past few years and we believe it’s useful to assess operations of that area of our business with and without the associated community base rental income . Additionally depreciation, amortization and other income and expense items presented in a separate table in the MD&A are included the operations in the segment footnote for purposes of tying out to the Company’s consolidated statements of operations.

The segment footnote presents income from property operations and income from home sales and rental operations, including accounting adjustments such as revenue and expense deferrals, in conformity with Codification Topic “Segment Reporting” (FASB ASC 280). The various presentations of information included in the MD&A and the segment footnote are both reflective of manners in which the chief operating decision maker views the business and we believe both are meaningful because they allow the investor the ability to understand key operating details of the business both with and without regard to certain accounting conventions or items which may not always be indicative of recurring annual cash flow of the portfolio.

Equity LifeStyle Properties, Inc. Two North Riverside Plaza Chicago, Illinois 60606 (312) 279-1400 Fax (312) 279-1710 www.equitylifestyle.com

Item 15. Exhibits and Financial Statement Schedules

Financial Statements

Consolidated Statements of Cash Flows, page F-8

Comment 3:	In your adjustments to reconcile net income to net cash provided by operating activities, there does not appear to be an adjustment for the transaction expenses incurred as part of your 2011 acquisition. As these amounts impact net income, please confirm these costs were included within operating activities or revise future filings to appropriately classify these amounts.

Response:	The transaction costs of $18.5 million incurred as part of our 2011 acquisition were expensed as incurred during 2011. We confirm that all such amounts have been included within operating activities in the consolidated statement of cash flows for the year ended December 31, 2011.

In connection with our response to comments received on April 5, 2012 from the Staff pertaining to our Form 10-K for the fiscal year ended December 31, 2011, we acknowledge that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please feel free to contact me at 312-279-1486.

EQUITY LIFESTYLE PROPERTIES, INC.

/s/ Marguerite Nader

Executive Vice President & Chief Financial Officer

CC:	Robert Langer, Ernst & Young, LLP
Jonathan Dorr, Ernst & Young LLP
Larry Medvinsky, Clifford Chance US LLP
Kristina Fink, Clifford Chance US LLP